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                             August 1, 2023

       Lawrence Martin
       Chief Financial Officer
       Hallador Energy Company
       1183 East Canvasback Drive
       Terre Haute, Indiana 47802

                                                        Re: Hallador Energy
Company
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed March 16,
2023
                                                            File No. 001-34743

       Dear Lawrence Martin:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Mining Properties, page 31

   1. We note that you have not provided various disclosures that are required by Item 101 and
                                                        Item 102 of Regulation
S-K under the Business heading on page 4, and the Properties heading on page 29,
though have referred to Management's Discussion and Analysis for a discussion of these
topics. However, the disclosures you provide on pages 30-42 do not appear to address all
of the requirements pertaining to these sections of Form 10-K, which include Subpart 1300 of
Regulation S-K, applicable via Instruction 3 to Item 102.

                                                        We expect that you will
need to file an amendment to your annual report to resolve the concerns raised in the
comments in this letter, regarding your business and mineral property disclosures,
and will need to obtain and file an amendment to the Technical
                                                        Report Summary to
support your disclosures of mineral resources and reserves.
 Lawrence Martin
FirstName  LastNameLawrence Martin
Hallador Energy Company
Comapany
August     NameHallador Energy Company
       1, 2023
August
Page 2 1, 2023 Page 2
FirstName LastName
         For example, Item 1303 of Regulation S-K describes the content required as summary disclosure pertaining to your mining properties, which should include a map that shows the locations of all of your mining properties, as indicated in Item 1303(b)(1), and the overview information outlined in Item 1303(b)(2). The summary disclosure should encompass all of your properties, including both material and non-material properties, and should appear in advance of and incremental to the individual property disclosures that are required by Item 1304 of Regulation S-K. The information required for the individual property disclosure are more extensive and detailed in comparison.

         Please expand your disclosures to include and to differentiate between the summary and individual property disclosures to comply with the aforementioned guidance. Please position or reposition disclosures that are intended to be responsive to these requirements to a dedicated section of your filing, such as the Properties section on page 29, and similarly address the requirements of Item 101 of Regulation S-K.
2. Please expand your disclosures of the mineral reserve estimate to include the mineral price, cut-off grade, and metallurgical recovery factors utilized in preparing the estimate as required by Item 1304(d)(1) of Regulation S-K.
3. Please expand your disclosures to include a comparison of your mineral reserves as of the end of the most recent fiscal year and the end of the preceding fiscal year; this would generally entail a narrative having quantification of and an explanation for the net difference, to comply with Item 1304(e) of Regulation S-K.
4. The disclosures of mineralization under Other Properties on page 35, including the 1.0 million controlled saleable tons for the Ace in the Hole Mine #2, 0.3 million tons of low sulfur coal at Prosperity, and 1.7 million tons of salable coal with an additional 0.6 million available at Freelandville, do not include details that would ordinarily serve to clarify how the estimates are consistent with the definitions in Item 1300 of Regulation S-K.

         Only estimates prepared by a qualified person meeting the definitions in Item 1300 of
         Regulation S-K should be disclosed. If you believe this criteria would apply, expand your disclosures to address the applicable requirements in Item 1303(b)(3) of Regulation S-
         K or if this criteria has not been met, these estimates should be removed.
5. Please expand your disclosures to include the information required under Item 1305 of
         Regulation S-K, regarding internal controls used in your exploration and mineral resource and reserve estimation efforts.
Exhibits and Financial Statement Schedules, page 72

6. We note that you filed a Technical Report Summary for the Oaktown Mining Complex
         with your 2021 annual report though have not identified an updated report or listed this report in your exhibit index for the 2022 annual report.
 Lawrence Martin
Hallador Energy Company
August 1, 2023
Page 3
         If you intend to rely upon this Technical Report Summary as support for your mineral property disclosures that include estimates of resources or reserves, this should be identified in your list of exhibits. However, under these circumstances it appears that you will need to obtain and file an amendment to the Technical Report Summary that includes additional information, as outlined in the remaining comments in this letter.
7. The Technical Report Summary referenced in the preceding comment does not include all of the content prescribed by Item 601(b)(96) of Regulation S-K and would therefore not adequately support your disclosures of mineral reserves and resources. Please consult with the qualified person involved in preparing that report to obtain and file a revised Technical
         Report Summary that includes all of the following information:

                A detailed description of the commodity price and cut-off grade used, or minimum quality specifications where applicable, as referenced in Item 601(b)(96)(iii)(B)(12)(iii);
                The commodity price projections indicated by Item 601(b)(96)(iii)(B)(16)(i);
                The information pertaining to environmental compliance, permitting, and local individuals or groups outlined in Item 601(b)(96)(iii)(B)(17);
                The capital and operating costs, having major components set out in tabular form, along with the associated level of accuracy as required by Item 601(b)(96)(iii)(18)(i);
                The tax assumptions with the net present value presented on an after tax basis pursuant to Item (601)(b)(96)(iii)(B)(19)(i).
8. The life-of-mine plan and project economics described in the Technical Report Summary referenced above appear to include materials that have not been classified as a mineral reserve. However, a prefeasibility study or feasibility study that is used to establish the economic viability of reserves, as referenced in Item 1302(e)(3) of Regulation S-K, should be based solely on materials that qualify as mineral reserves.

         Please arrange to obtain and file a revised Technical Report Summary having a life-of-
         mine plan and project economics that are consistent with these requirements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact John Coleman, Mining Engineer, at 202-551-3610 or Karl Hiller,
Branch Chief, at 202-551-3686 if you have questions regarding the comments.



FirstName LastNameLawrence Martin                              Sincerely,
Comapany NameHallador Energy Company
                                                               Division of
Corporation Finance
August 1, 2023 Page 3                                          Office of Energy
& Transportation
FirstName LastName